

February 22, 2013

<u>Via E-mail</u>
Mr. R. Bruce McDonald, CEO
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, WI 53209

     Re: **Johnson Controls, Inc.**
             Form 10-K Filed November 19, 2012
             File No. 1-5097

Dear Mr. McDonald:

We have reviewed your response dated February 15, 2013 and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments

<u>Prior Comment 2</u>

Rule 5-03.8 of Regulation S-X requires that interest expense be separately presented on the face of the Statement of Income. There is a concern that your calculation and presentation of "net financing charges" materially differs from the caption defined in the Rule. The differences appear to be from 10%-18% in the periods presented. Please revise future filings to separately present interest expense, as defined, or to provide a quantified footnote disclosure that enables investors to understand the specific amounts which comprise this account. Further, please revise your footnotes in future filings to inform investors about the Balance Sheet classification of items like the $990 million uncertain tax position liability that exceed the disclosure thresholds cited in Rule 5-02.24 of Regulation S-X.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief